Exhibit 99.5

EQUALIZATION AGREEMENT

THIS EQUALIZATION AGREEMENT (this “Agreement”) is made as of the 31st day of January, 2014 by and among Michael Sacks (“Sacks”), The Punch Trust (“TPT” and, together with Sacks, the “Investors”), Melmed Holdings AG, a company incorporated in Switzerland (“Melmed”), and IPMD GmbH, an Austrian limited liability company (“IPMD”). The Investors, Melmed and IPMD are referred to collectively in this Agreement as the “parties.”

WHEREAS, concurrently with the execution of this Agreement, the Investors and IPMD are entering into an Assignment Agreement (the “Assignment Agreement”) pursuant to which IPMD has agreed to assign, and has assigned, the Warrants to purchase 3,000,000 shares of Common Stock (as defined below), the Notice of Exercise (“Warrants” and “Notice of Exercise” each as defined in the Implementation Agreement (defined below)) and all of its right, title and interest therein;

WHEREAS, concurrently with the execution of this Agreement, ULURU Inc., a Nevada corporation (the “Company”), and the Investors are entering into an Implementation Agreement (the “Implementation Agreement”) pursuant to which the Investors have agreed to purchase an aggregate 3,000,000 shares of Common Stock under the terms of the Warrants and Notice of Exercise;

WHEREAS, as a material inducement for the Investors to enter into the Assignment Agreement and purchase the shares of Common Stock, the parties are entering into this Agreement with respect to the matters set forth herein; and

WHEREAS, Melmed is the controlling shareholder of IPMD.

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.            Definitions.

1.1.         “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person.

1.2.          “Aggregate Consideration Value” means, with respect to any Consolidation Transaction, the cumulative amount of cash and the Fair Market Value of other property paid or payable (including amounts paid into escrow) to, or otherwise attributable to, the IPMD Entities in connection with such Consolidation Transaction, including amounts paid in respect of convertible securities, options or similar rights, whether or not vested. For purposes of calculating the Aggregate Consideration Value, (a) any currency other than US dollars shall be translated into US dollars at the rate of exchange published in The Wall Street Journal (or, if no such rate is published, at Fair Market Value) on the Consolidation Transaction Agreement Date and (b) the value of marketable securities shall be based on their Market Price.

1.3.          “Change of Control” means, with respect to any Person, any event, transaction or occurrence as a result of which (a) any other Person becomes a beneficial owner (within the meaning Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of such Person representing 50% or more of the combined voting power of such Person’s then outstanding securities, (b) during any period of twelve consecutive calendar months, individuals who at the beginning of such period constituted the board of directors or managers of such Person cease for any reason other than death or disability to constitute a majority of the directors or managers then in office, or (c) it could be said that such events constitute a sale of all or substantially all of the assets of the Person.

1.4.          “Common Stock” means shares of the Company’s common stock, par value $0.001 per share.

1.5.          “Consolidation Transaction” means (i) any merger, consolidation, amalgamation, share purchase, share sale, sale, lease, transfer or license of assets or other similar transaction between the Company, or any successor to the Company, and one or more IPMD Entities or (ii) any merger, consolidation, amalgamation, share purchase, share sale, sale, lease, transfer or license of assets or other similar transaction with a third party that results in (a) a Change of Control of IPMD, or (b) the transfer of a material portion of IPMD’s economic interest in the Company.

1.6.          “Consolidation Transaction Agreement” means the definitive agreement entered into to effect a Consolidation Transaction.

1.7.          “Consolidation Transaction Agreement Date” means the date of a Consolidation Transaction Agreement.

1.8.          “Equalization Payment” means (a) with respect to the Triggering Consolidation Transaction, the amount equal to 10% of the Excess Consideration, and (b) with respect to each Consolidation Transaction that occurs after the Triggering Consolidation Transaction, an amount equal to 10% of the Aggregate Consideration Value of such Consolidation Transaction.

1.9.          “Excess Consideration” means the amount by which the Aggregate Consideration Value in the Triggering Consolidation Transaction exceeds the product of (a) the Threshold Share Number immediately preceding the applicable Consolidation Transaction Agreement Date and (b) Market Price of the Company’s Common Stock (or the common equity of any successor to the Company).

1.10.        “Fair Market Value” means, in respect of any consideration paid or payable in connection with a Consolidation Transaction, the US dollar value of such consideration as mutually agreed upon by the Investors and IPMD or, in the event that they are unable to reach agreement within 15 days after the date of the applicable Consolidation Transaction Notice, by a third-party appraiser agreed to by the Investors and IPMD. In the event that the Investors and IPMD are unable to agree as to the appraiser within five business days after the expiration of such 15-day period, then each party shall choose within the succeeding three business day period a nationally or regionally recognized independent appraisal firm and

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instruct those two firms to jointly select within fifteen days of being chosen another nationally or regionally recognized independent appraisal firm to determine such value. Once the appraiser is selected, each of the Investors and IPMD shall notify the appraiser of their respective determinations of such Fair Market Value. Within thirty days after being selected, the appraiser shall determine the Fair Market Value, which shall be set forth in a written detailed report mutually addressed to the Investors and IPMD, and such determination shall be final, conclusive and binding upon the Investors and IPMD.

1.11.       “IPMD Entity” means IPMD, IPMD’s Affiliates, IPMD’s shareholders, any Person Affiliated with any officer, director or equity holder of IPMD and any Person that obtains shares of Common Stock from IPMD, IPMD’s shareholders, IPMD’s Affiliates or any Person Affiliated with any officer, director or equity holder of IPMD, and any successor to any of the foregoing.

1.12.       “Market Price” means, with respect to any security as of any date of determination, the VWAP of such security for the five trading days ending on the last trading day preceding such date of determination or, if such VWAP is unavailable, the average of the daily closing prices for such security for the ten trading days ending on the last trading day preceding such date of determination (in either case as adjusted for any share dividend, split, combination or reclassification taking effect during such trading period). The closing price for each trading day shall be the average of last reported bid and asked prices on the Principal Trading Market of such security or, if such security is not at the time listed or admitted for trading on any trading market, the average of the last reported bid and asked prices on such trading day as reported by The National Quotation Bureau Incorporated or any similar reputable quotation and reporting service, if such quotation is not reported by The National Quotation Bureau Incorporated. If such security is not traded in such manner that the quotations referred to herein are available for the period required hereunder, the Market Price of such security as of such date of determination shall be the Fair Market Value of such security.

1.13.       “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.14.       “Principal Trading Market” means, with respect to any security as of any date of determination, the securities exchange or quotation system on which such security is listed or admitted to trading with the greatest volume of trading of such security for such date of determination.

1.15.       “Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date hereof, by and among Sacks, TPT and the Company.

1.16.       “Transaction Share Equivalent Number” means with respect to any Consolidation Transaction the amount obtained by dividing the Aggregate Consideration Value of that Consolidation Transaction by the Market Price of the Common Stock (or the common equity of any successor to the Company) as of that Consolidation Transaction Agreement Date.

1.17.       “Stockholders’ Agreement” means the Stockholders’ Agreement, dated as of the date hereof, by and among Sacks, TPT and IPMD.

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1.18.       “Threshold Share Number” means that number of shares that is the greater of (a) zero and (b) an amount, as adjusted from time to time, initially equal to 2,000,000 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, merger, consolidation or other similar transaction with respect to the Common Stock or the Company), and thereafter reduced as of each Consolidation Transaction Agreement Date by an amount equal to the applicable Transaction Share Equivalent Number in each such Consolidation Transaction.

1.19.       “Triggering Consolidation Transaction” means the first Consolidation Transaction that has a Transaction Share Equivalent Number greater than the Threshold Share Number prevailing immediately prior to the Consolidation Transaction.

1.20.       “VWAP” means, with respect to any security during any period, the value (in US dollars) determined by dividing the total dollar value of all trades of such security on the Principal Trading Market of such security during such period by the total trading volume of such security on the Principal Trading Market of such security during such period.

2.            Consolidation Transactions.

(a)          Upon any IPMD Entity entering into a transaction that could be a Consolidation Transaction, IPMD shall promptly (and in any event within three business days of the applicable Consolidation Transaction Agreement Date) notify in writing (each such notice, a “Consolidation Transaction Notice”) each of the Investors of such transaction. Each Consolidation Transaction Notice shall include (i) a description of the terms of such Consolidation Transaction (including a description of the consideration to be paid by the parties and the form of such consideration and the date on which such Consolidation Transaction has occurred or is expected by IPMD to occur), (ii) a copy of the relevant Consolidation Transaction Agreement (and related agreements), (iii) IPMD’s determination of the Aggregate Consideration Value of such Consolidation Transaction, (iv) the adjusted Threshold Share Number resulting from such Consolidation Transaction and (v) the amount and form of any Equalization Payment that must be made to the Investors pursuant to this Agreement in respect of such Consolidation Transaction and the date or dates on which such Equalization Payments will be made. Each Consolidation Transaction Notice shall provide the details of all calculations underlying the amounts set forth therein.

(b)          The Investors shall have the right to object in writing to any matters set forth in a Consolidation Transaction Notice (other than the determination of Fair Market Value if calculated in accordance with the procedures set forth in Section 1.9) within ten business days of their receipt of such Consolidation Transaction Notice, which objection notice (an “Objection Notice”) shall set forth the Investors’ objections and proposed changes to the Consolidation Transaction Notice. In the event of an Objection Notice, IMPD shall have five business days to determine whether or not it agrees with any of the objections and the proposed changes set forth therein. If, on or before the last business day such five business day period (the “Objection Consideration Date”), IMPD agrees with the Investors’ proposed changes in the Objection Notice, then the Consolidation Transaction Notice shall be modified accordingly to reflect such changes. If, by the end of the Objection Consideration Date, IMPD does not agree in full with the proposed changes in the Objection Notice, then within five business days of the

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Objection Consideration Date, the most senior representative of IPMD and each Investor (or such Investor in the case of an Investor that is a natural person) shall meet (the “Initial Meeting”) in person or by teleconference, in order to discuss in good faith the issues that are the subject of the Objection Notice and the Investors’ proposed changes. If IPMD and the Investors agree at the Initial Meeting on how to resolve the disputed issues, then the Consolidation Transaction Notice shall be modified accordingly. If for any reason IPMD and the Investors do not hold the Initial Meeting within five business days of the Objection Consideration Date or are unable to reach an agreement on all issues that are the subject of the Object Notice, then the unresolved matters (the “Disputed Matters”) shall be referred to a nationally or regionally recognized investment bank (the “Expert”) for further review.

(c)          IPMD and the Investors shall meet (the “Expert Selection Meeting”) promptly in person or by teleconference in order to discuss the selection of the Expert. If IPMD and the Investors agree at the Expert Selection Meeting on the selection of the Expert, the Disputed Matters shall be referred to such Expert. If for any reason IPMD and the Investors do not hold the Expert Selection Meeting within fifteen business days of the Objection Consideration Date or are unable to agree on an Expert at the Expert Selection Meeting by the end of such period (the “Expert Consideration Period”), then the Investors, on the one hand, and IPMD, on the other hand, shall promptly select in good faith, by written notice to the other, an Expert that is independent from each of IMPD and Investors (each, a “Selected Expert”). Each of the Selected Experts that are selected by IMPD and the Investors shall meet promptly (and in no event later than ten business days following the end of the Expert Consideration Period) in person or by teleconference and select a single nationally or regionally recognized investment bank that is independent from each of IPMD and the Investors to serve as the Expert.

(d)          Immediately upon the Expert having been selected in accordance with Section 2(c), IPMD and the Investors shall instruct the Expert to fix a date as soon as practicable when a hearing (the “Hearing”) shall be held to resolve the Disputed Matters. The Hearing shall be held at such venue as may be agreed upon by IPMD and the Investors or, failing such agreement within three business days after the selection of the Expert in accordance with Section 2(c), at such venue in New York, New York determined by the Expert. The Hearing shall be held in accordance with the procedures determined appropriate by the Expert and it shall not be necessary to observe or carry out any formalities of procedure or strict rules of evidence. The Expert shall be entitled (i) to investigate or cause to be investigated any matter, fact or thing which is considered necessary or desirable by the Expert in determining how to resolve the Disputed Matters, shall have the widest powers of investigating all the books and records of any IPMD Party and the right to take copies or make extracts therefrom and the right to have them produced and/or delivered at any reasonable place required by the Expert for the aforesaid purposes, (ii) to interview and question under oath any IPMD Entity and its directors, managers or employees and (iii) to determine how the Disputed Matters should be resolved according to what is considered by the Expert to be just and equitable in the circumstances. IPMD and the Investors shall instruct the Expert to make such determination within five business days following the date of the Hearing or, if such timeframe is determined by the Expert to be impracticable, by the earliest date deemed practicable by the Expert. The determination by the Expert with respect to the Disputed Matters shall be final and binding upon IPMD and the Investors in the absence of manifest error, and shall be enforceable by any court of competent jurisdiction and the Consolidation Transaction Notice shall be appropriately modified to reflect

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the decisions of the Expert and any agreements between IPMD and the Investors. The fees and expenses related to any Hearing, including those of any Expert and any Selected Expert, shall be borne by IPMD in the event that the Expert resolves any of the Disputed Matters in the favor of the Investors, and shall be borne by the Investors in the event that all of the Disputed Matters are resolved in IPMD’s favor.

(e)          Upon the occurrence of a Consolidation Transaction that is the Triggering Consolidation Transaction, and upon the occurrence of each Consolidation Transaction that occurs after the Triggering Consolidation Transaction, and where the Investors have not exercised their rights of first refusal pursuant to the Stockholders’ Agreement, Melmed shall make, or shall cause IPMD to make, or cause to be made, an Equalization Payment to the Investors and their permitted transferees or assigns (on a pro rata basis in proportion to their holdings of Common Stock immediately prior to such payment) within one business day of each date (each, a “Consideration Payment Date”) on which IPMD or any IPMD Entity receives any payment of the Aggregate Consideration Value in respect of such Consolidation Transaction. If the Aggregate Consideration Value in respect of a Consolidation Transaction is paid to any IPMD Entities in two or more installments, the related Equalization Payment shall also be paid in installments within one business day of each Consideration Payment Date in the same proportion as each installment payment to the IPMD Entities bears to the Aggregate Consideration Value payable to the IPMD Entities. If, at the time that an Equalization Payment is required to be made, the amount of such Equalization Payments is a Disputed Matter, then Melmed shall pay, or shall cause IPMD to pay, or cause to be paid, the amount of the Equalization Payment set forth in the initial applicable Consolidation Transaction Notice (as modified by any agreement reached by IPMD and the Investors prior to the date of such payment), and any additional payments required as a result of an Expert’s determination or otherwise agreed to by IPMD and the Investors shall be made within one business day after such determination or agreement. Each of the parties shall approve any modifications to the Consolidation Transaction Notice affected in accordance with the procedures set forth herein.

(f)          Each Equalization Payment shall be made with the same form of consideration as the related payment of Aggregate Consideration Value unless not practical, in which case such consideration shall instead be paid in equivalent US dollars. If any portion of an Equalization Payment is payable in cash, such Equalization Payment shall be made in US dollars in immediately available funds to the account or accounts provided to IPMD by the Investors.

(g)          In the event that any portion of an Equalization Payment is payable in shares of Common Stock or through the transfer of other securities or property, IPMD shall provide appropriate instructions to the Company (or the applicable Person) and surrender share certificates, with appropriate stock powers, and take such other actions as shall be necessary to effect the issuance of new certificates or other securities or transfer such other property evidencing such portion of such Excess Payment Amount in such names as shall be directed by the Investors entitled to receive such certificates or other securities or property. The delivery of such securities or property shall be made to the Investors at their addresses set forth on Schedule A hereof or such other address as any such Investor notifies IPMD prior to such delivery.

3.            Taxes. Each of the parties shall bear its own income, capital gain, transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees,

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recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement.

4.            Miscellaneous.

4.1.          Term. This Agreement shall automatically terminate upon the earlier to occur of the date on which (a) IPMD and its Affiliates no longer beneficially own any Common Stock, or (b) Sacks and TPT (and the transferees of any of their rights hereunder), and their respective Affiliates, no longer beneficially own any Common Stock.

4.2.          Governing Law; Jurisdiction. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York. In any action among or between any of the parties arising out of or relating to this Agreement, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of any New York state or the United States federal court sitting in The City and County of New York, (b) waives any objection to laying venue in any such action or proceeding in such courts and (c) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party.

4.3.          Waiver of Jury Trial. IN ANY ACTION, SUIT OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

4.4.          Fees and Expenses. Except as provided below, all legal fees and related costs incurred in connection with the preparation, execution and delivery of documentation related to the transaction of which this Agreement is part shall be borne 50% by IPMD, on the one hand, and 50% by Sacks and TPT, on the other hand. If any action at law or in equity is necessary to enforce or interpret the terms of agreements related to the transaction of which this Agreement is part, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

4.5.          Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient and, if not sent during normal business hours, then on the recipient’s next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 4.5.

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4.6.          Entire Agreement. This Agreement (including the Schedule hereto), the Assignment Agreement, the Implementation Agreement, the Stockholders’ Agreement, the Registration Rights Agreement and the other documents contemplated hereby and thereby constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing among the parties is expressly canceled.

4.7.          Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.8.          Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 4.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by each of the parties hereto. Any amendment, modification, termination or waiver so effected shall be binding upon each of the parties hereto and all of their respective successors and permitted transferees or assigns whether or not such party, transferee, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

4.9.         Assignment of Rights.

(a)          The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted transferees or assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted transferees or assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)          The rights of an Investor are expressly transferrable to any third party without the prior written consent by, or prior notice to, IPMD, Melmed or the other Investor. Following the transfer of all or a portion of an Investor’s rights hereunder, the Investor shall provide notice to IPMD, Melmed and the other Investor of such transfer and such transferee shall thereafter be deemed to be an Investor for all purposes under this Agreement; provided, however, that for purposes of determining the pro rata amount of an Equalization Payment, the holdings of such transferee shall be deemed to include the shares of Common Stock then

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beneficially owned by the transferor of such rights corresponding to the applicable percentage of the Investor’s rights transferred under this Agreement. Neither IPMD nor Melmed shall assign its obligations under this Agreement without the prior written consent of the Investors.

4.10.        Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision, each of which shall remain in full force and effect and in lieu of such invalid or unenforceable provisions there shall be automatically added as part of this Agreement a valid and enforceable provision as similar in terms to the invalid or unenforceable provision as possible considering the intent of the parties hereto and the bargained for consideration or benefits to be received by each party hereto.

4.11.        Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.12.        Electronic Signature; Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.13.       Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party hereto shall be entitled to specific performance of the agreements and obligations of the other parties hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

4.14.        Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any Investor, shall be cumulative and not alternative.

4.15.        Joint Negotiation and Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement

4.16.        Further Action. In case at any time any further action is necessary or desirable to carry out the purposes of this Agreement, the parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents and (c) to use its commercially reasonable efforts to do such other acts and things, or cause to be taken such other acts and things as any other party hereto may reasonably request for the purpose of carrying out the transactions contemplated by this Agreement pursuant to the terms hereof or enforcing its rights hereunder.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties have executed this Equalization Agreement as of the date first written above.

/s/ Michael Sacks
Michael Sacks

THE PUNCH TRUST

By:	/s/ Elliot Goodman	/s/ Valerie Dagnaud
Name:	Elliot Goodman	Valerie Dagnaud
Title:	Authorised Signatories

MELMED HOLDINGS AG

By:	/s/ Helmut Kerschbaumer
Name:	Helmut Kerschbaumer
Title:	Chairman

IPMD GMBH

By:	/s/ Helmut Kerschbaumer
Name:	Helmut Kerschbaumer
Title:	CEO

SIGNATURE PAGE TO EQUALIZATION AGREEMENT

SCHEDULE A

Name and Address

Michael Sacks c/o Centric Capital Ventures LLC Attention – Bradley Sacks 650 Park Avenue, Apt 7 F New York, NY 10065 Telephone +1-917-403-6969 Fax: +1-646-807-4617	mottysacks@yahoo.com with a copy to bradsacks@centriccapital.com
The Punch Trust c/o Clermont Corporate Services Limited Abbot Building Main Street Road Town, Tortola British Virgin Islands admin@clermonttrust.com
Melmed Holdings AG Bösch 71 6331 Hünenberg Switzerland h.kerschbaumer@melmedholding.eu
IPMD GmbH Schreyvogelgasse 3/5 Vienna Austria 1010AT h.kerschbaumer@ipmd.eu